FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued by The Saudi British Bank (SABB), a 40 per cent indirectly held associate of HSBC Holdings plc.

12 October 2010

THE SAUDI BRITISH BANK
THIRD QUARTER 2010 RESULTS

•    Net profit of SAR1,487 million (US$397 million) for the nine months ended 30 September 2010 - a reduction of SAR519 million (US$138 million), or 25.9 per cent, compared with SAR2,006 million (US$535 million) for the same period in 2009.

•    Operating income of SAR3,723 million (US$993 million) for the nine months  ended 30 September 2010 - a reduction of SAR251 million (US$67 million), or 6.3 per cent, compared with SAR3,974 million (US$1,060 million) for the same period in 2009.

•    Customer deposits of SAR90.7 billion (US$24.2 billion) at 30 September 2010 - an increase of SAR1.5 billion (US$0.4 billion), or 1.7 per cent, compared with SAR89.2 billion (US$23.8 billion) at 30 September 2009.

•    Loans and advances to customers of SAR74.7 billion (US$19.9 billion) at 30 September 2010 - a reduction of SAR4.1 billion (US$1.1 billion), or 5.2 per cent, from SAR78.8 billion (US$21.0 billion) at 30 September 2009.

• The bank's investment portfolio totalled SAR21.0 billion (US$5.6 billion) at 30 September 2010, a decrease of 12.9 per cent compared with SAR24.1 billion (US$6.4 billion) at 30 September 2009.

•    Total assets were at SAR118.3 billion (US$31.5 billion) at 30 September 2010, compared with SAR123.9 billion (US$33.0 billion) at 30 September 2009, a reduction of 4.5 per cent or SAR5.6 billion (US$1.5 billion).

• Earnings per share of SAR1.98 (US$0.53) for the nine months ended 30 September 2010 - a reduction of 25.9 per cent from SAR2.68 (US$0.71) for the same period in 2009.

Commentary
The Saudi British Bank (SABB) recorded a net profit of SAR1,487 million (US$397 million) for the nine months ended 30 September 2010. Net special commission income decreased by SAR116 million (US$31.0.million), or 4.4 per cent, compared with the same period in 2009, reflecting a contraction in average asset balances.

Sheikh Khaled Olayan, Chairman of SABB, said: "SABB's strong operating income streams and cost containment measures have allowed the bank to report encouraging profits for the nine months ended 30 September 2010. SABB has continued with its prudent provisioning, whilst remaining focussed on improving our service propositions to our customers through ongoing investment in SABB's infrastructure as well as seeking new opportunities for business growth.

"SABB's capital and liquidity ratios remain strong as does the overall quality of our loan book.

"We thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at ibrahimabomouti@sabb.com

Investor Relations enquiries at InvestorRelations@sabb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 13 October, 2010